                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 11)

                                 NEUROCHEM INC.
                               ------------------
                                (NAME OF COMPANY)

                           COMMON SHARES, NO PAR VALUE
                           ---------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    64125K101
                                    ---------
                                 (CUSIP NUMBER)

                              DR. FRANCESCO BELLINI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 NEUROCHEM INC.
                            275 ARMAND FRAPPIER BLVD.
                          LAVAL, QUEBEC H7V 4A7, CANADA
                                 (450) 680-4500
                                 --------------
           (PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)
                                FEBRUARY 21, 2006
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 2 OF 20 PAGES

--------------------------------------------------------------------------------

  1.  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      P. P. LUXCO HOLDINGS II S.A.R.L.
--------------------------------------------------------------------------------

  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------

  3.  SEC USE ONLY
--------------------------------------------------------------------------------

  4.  SOURCE OF FUNDS (See Instructions)
      AF
--------------------------------------------------------------------------------

  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------

  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      LUXEMBOURG
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER              0
   NUMBER OF      --------------------------------------------------------------
    SHARES
 BENEFICIALLY     8.    SHARED VOTING POWER            11,068,368
   OWNED BY       --------------------------------------------------------------
     EACH
  REPORTING       9.    SOLE DISPOSITIVE POWER         0
 PERSON WITH:     --------------------------------------------------------------

                  10.   SHARED DISPOSITIVE POWER       11,068,368
--------------------------------------------------------------------------------

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,068,368
--------------------------------------------------------------------------------

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       28.6%
--------------------------------------------------------------------------------

  14.  TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 3 OF 20 PAGES

--------------------------------------------------------------------------------

  1.  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      PICCHIO PHARMA INC.
--------------------------------------------------------------------------------

  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------

  3.  SEC USE ONLY
--------------------------------------------------------------------------------

  4.  SOURCE OF FUNDS (See Instructions)
      BK
--------------------------------------------------------------------------------

  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------

  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER              0
   NUMBER OF      --------------------------------------------------------------
    SHARES
 BENEFICIALLY     8.    SHARED VOTING POWER            11,068,368
   OWNED BY       --------------------------------------------------------------
     EACH
  REPORTING       9.    SOLE DISPOSITIVE POWER         0
 PERSON WITH:     --------------------------------------------------------------

                  10.   SHARED DISPOSITIVE POWER       11,068,368
--------------------------------------------------------------------------------

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,068,368
--------------------------------------------------------------------------------

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       28.6%
--------------------------------------------------------------------------------

  14.  TYPE OF REPORTING PERSON
       HC, CO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 4 OF 20 PAGES

--------------------------------------------------------------------------------

  1.  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      FMRC FAMILY TRUST
--------------------------------------------------------------------------------

  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------

  3.  SEC USE ONLY
--------------------------------------------------------------------------------

  4.  SOURCE OF FUNDS (See Instructions)
      OO
--------------------------------------------------------------------------------

  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------

  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      ALBERTA
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER              0
   NUMBER OF      --------------------------------------------------------------
    SHARES
 BENEFICIALLY     8.    SHARED VOTING POWER            11,318,368
   OWNED BY       --------------------------------------------------------------
     EACH
  REPORTING       9.    SOLE DISPOSITIVE POWER         0
 PERSON WITH:     --------------------------------------------------------------

                  10.   SHARED DISPOSITIVE POWER       11,318,368
--------------------------------------------------------------------------------

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,318,368
--------------------------------------------------------------------------------

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.3%
--------------------------------------------------------------------------------

  14.  TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 5 OF 20 PAGES

--------------------------------------------------------------------------------

  1.  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      JOHN W. CHURCHILL
--------------------------------------------------------------------------------

  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------

  3.  SEC USE ONLY
--------------------------------------------------------------------------------

  4.  SOURCE OF FUNDS (See Instructions)
--------------------------------------------------------------------------------

  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------

  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER              0
   NUMBER OF      --------------------------------------------------------------
    SHARES
 BENEFICIALLY     8.    SHARED VOTING POWER            11,318,368
   OWNED BY       --------------------------------------------------------------
     EACH
  REPORTING       9.    SOLE DISPOSITIVE POWER         0
 PERSON WITH:     --------------------------------------------------------------

                  10.   SHARED DISPOSITIVE POWER       11,318,368
--------------------------------------------------------------------------------

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,318,368
--------------------------------------------------------------------------------

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.3%
--------------------------------------------------------------------------------

  14.  TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 6 OF 20 PAGES

--------------------------------------------------------------------------------

  1.  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      VERNON H. STRANG
--------------------------------------------------------------------------------

  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------

  3.  SEC USE ONLY
--------------------------------------------------------------------------------

  4.  SOURCE OF FUNDS (See Instructions)
--------------------------------------------------------------------------------

  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------

  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER              0
   NUMBER OF      --------------------------------------------------------------
    SHARES
 BENEFICIALLY     8.    SHARED VOTING POWER            11,318,368
   OWNED BY       --------------------------------------------------------------
     EACH
  REPORTING       9.    SOLE DISPOSITIVE POWER         0
 PERSON WITH:     --------------------------------------------------------------

                  10.   SHARED DISPOSITIVE POWER       11,318,368
--------------------------------------------------------------------------------

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,318,368
--------------------------------------------------------------------------------

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       29.3%
--------------------------------------------------------------------------------

  14.  TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 7 OF 20 PAGES

--------------------------------------------------------------------------------

  1.  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      POWER TECHNOLOGY INVESTMENT CORPORATION
--------------------------------------------------------------------------------

  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------

  3.  SEC USE ONLY
--------------------------------------------------------------------------------

  4.  SOURCE OF FUNDS (See Instructions)
      WC
--------------------------------------------------------------------------------

  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------

  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER              1,166,666
   NUMBER OF      --------------------------------------------------------------
    SHARES
 BENEFICIALLY     8.    SHARED VOTING POWER            11,068,368
   OWNED BY       --------------------------------------------------------------
     EACH
  REPORTING       9.    SOLE DISPOSITIVE POWER         1,166,666
 PERSON WITH:     --------------------------------------------------------------

                  10.   SHARED DISPOSITIVE POWER       11,068,368
--------------------------------------------------------------------------------

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       12,235,034
--------------------------------------------------------------------------------

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       31.7%
--------------------------------------------------------------------------------

  14.  TYPE OF REPORTING PERSON
       HC, CO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 8 OF 20 PAGES

--------------------------------------------------------------------------------

  1.  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      DR. FRANCESCO BELLINI
--------------------------------------------------------------------------------

  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------

  3.  SEC USE ONLY
--------------------------------------------------------------------------------

  4.  SOURCE OF FUNDS (See Instructions)
--------------------------------------------------------------------------------

  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------

  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER              620,832(1)
   NUMBER OF      --------------------------------------------------------------
    SHARES
 BENEFICIALLY     8.    SHARED VOTING POWER            0
   OWNED BY       --------------------------------------------------------------
     EACH
  REPORTING       9.    SOLE DISPOSITIVE POWER         620,832
 PERSON WITH:     --------------------------------------------------------------

                  10.   SHARED DISPOSITIVE POWER       0
--------------------------------------------------------------------------------

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       670,932(2)
--------------------------------------------------------------------------------

  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.7%
--------------------------------------------------------------------------------

  14.  TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

---------------

1 Includes 314,166 common shares issuable under currently exercisable options and 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.

2 Includes 314,166 common shares issuable under currently exercisable options, 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained, and 50,100 common shares held of record by Dr. Bellini's wife and which he may be deemed to beneficially own.

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 9 OF 20 PAGES

     This Amendment No. 11 amends the Schedule 13D filed on January 30, 2005, as amended (the "Statement"), and is filed by (i) P.P. Luxco Holdings II S.A.R.L.,
(ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini, relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporation Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by adding the following at the end thereof:

     The second paragraph under Item 4 in this Amendment is incorporated by reference in this Item 3.

     ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding the following at the end thereof:

     On February 16, 2006, Luxco exercised its remaining warrants (the "Warrants") to purchase 1,200,000 Neurochem Shares at an exercise price of Cdn $7.81 per share, or an aggregate price of Cdn $9,372,000.

     The aggregate exercise price for the Warrants was funded by Luxco borrowing Cdn $9,372,000 from Picchio. Picchio funded this loan by using part of the proceeds of a credit facility under a new Credit Agreement between Picchio and National Bank of Canada, as Agent and Lender, dated January 26, 2006 (the "Credit Agreement") for a principal amount of up to Cdn $50,000,000.

     ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

     Item 5 is hereby amended as follows:

     The second paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

     The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows:

     (i) Luxco owns of record 11,068,368 Neurochem Shares (or 28.6% of the outstanding Neurochem Shares);

     (ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 28.6% of the outstanding Neurochem Shares);

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 10 OF 20 PAGES

     (iii) FMRC, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. FMRC also directly owns, beneficially and of record, 250,000 Neurochem Shares. As a result of these holdings, FMRC beneficially owns 29.3% of the outstanding Neurochem Shares;

     (iv) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. Power Tech also directly owns, beneficially and of record, 1,166,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 31.7% of the outstanding Neurochem Shares;

     (v) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares held by Luxco and the shares held directly by FMRC, resulting in each of them beneficially owning 29.3% of the outstanding Neurochem Shares; and

     (vi) Dr. Bellini has beneficial ownership of 670,932 Neurochem Shares (or 1.7% of the outstanding Neurochem Shares), of which (i) 314,166 are issuable under options that are currently exercisable or exercisable within 60 days; (ii) 140,000 are issuable immediately or within 60 days in consideration of Dr. Bellini's services and the accomplishment of certain performance targets pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained; and (iii) 50,100 are held of record by his wife and which he may be deemed to beneficially own.

     The sixth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

     Mutual funds which are managed or distributed indirectly by IGM Financial Inc., 55.9% of the common stock of which is owned directly by Power Financial Corporation and 3.5% of which is owned by Great-West Lifeco Inc., and segregated or other managed funds or index accounts of insurance subsidiaries of Great-West Lifeco Inc., 70.6% of the common stock of which is owned directly by Power Financial Corporation and 4.2% of which is owned by IGM Financial Inc., in the ordinary course of their investment management businesses, subject to applicable law, may hold and trade in Neurochem Shares. Power Corp., a corporation of which Mr. Paul G. Desmarais controls 64.5 % of the voting power, owns 66.4% of the common stock of Power Financial Corporation. Neither Power Corp., nor Power Financial Corporation, or any of their officers, directors or employees, are involved in the exercise of the voting and investment powers with respect to securities of the Company for those funds or accounts, and, accordingly, the securities positions of those funds or accounts in the Company, if any, are not included. An insurance subsidiary of Great-West Lifeco owns 677 Neurochem Shares in its general account.

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 11 OF 20 PAGES


                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2006

                                      P.P. LUXCO HOLDINGS II S.A.R.L.

                                      By:      /s/ Francesco Bellini
                                               ---------------------------------
                                               Name:  Dr. Francesco Bellini
                                               Title: Manager



                                      By:      /s/ Stephane Hadet
                                               ---------------------------------
                                               Name:  Stephane Hadet
                                               Title: Manager

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 12 OF 20 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

                                      PICCHIO PHARMA INC.

                                      By:      /s/ Francesco Bellini
                                               ---------------------------------
                                               Name:  Dr. Francesco Bellini
                                               Title: Chairman and Director

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 13 OF 20 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2006

                                      FMRC FAMILY TRUST

                                      By:      /s/ Vernon H. Strang
                                               ---------------------------------
                                               Name:  Vernon H. Strang
                                               Title: Trustee

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 14 OF 20 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2006

                                       /s/ John Churchill
                                       ---------------------------
                                       JOHN W. CHURCHILL, Trustee

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 15 OF 20 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2006

                                      /s/ Vernon H. Strang
                                      --------------------------
                                      VERNON H. STRANG

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 16 OF 20 PAGES


                                    SIGNATURE



     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

                                      /s/ Francesco Bellini
                                      -----------------------------
                                      DR. FRANCESCO BELLINI

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 17 OF 20 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2006

                                    POWER TECHNOLOGY INVESTMENT CORPORATION



                                    By:  /s/ Leslie Raenden
                                         ---------------------------------------
                                         Name:  Leslie Raenden
                                         Title: Executive Vice-President Finance

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 18 OF 20 PAGES

EXHIBIT INDEX

EXHIBIT  NAME

--------------------------------------------------------------------------------
A.    Directors and Executive Officers of Power Corporation of Canada.**********
--------------------------------------------------------------------------------
B. Persons who may be deemed in control of Power Technology Investment Corporation.*
--------------------------------------------------------------------------------
C.    Directors and Executive Officers of the Filing Persons.**********
--------------------------------------------------------------------------------
D. Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*
--------------------------------------------------------------------------------
E. Shareholders Agreement by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharmaceuticals Inc. and Dr. Francesco Bellini, as amended, dated December 17, 2001.*
--------------------------------------------------------------------------------
F.    Warrant dated July 25, 2002.*
--------------------------------------------------------------------------------
G.    Warrant dated February 18, 2003.*
--------------------------------------------------------------------------------
H.    Joint Filing Agreement.*
--------------------------------------------------------------------------------
I. Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Technology Investment Corporation, dated May 5, 2004, with an effective date of May 6, 2004.**
--------------------------------------------------------------------------------
J. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004.**
--------------------------------------------------------------------------------
K. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004.***
--------------------------------------------------------------------------------
L. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech.***
--------------------------------------------------------------------------------
M. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.***
--------------------------------------------------------------------------------

---------------

*    Previously filed with Schedule 13D on October 3, 2003.

**   Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

***  Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

**** Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 19 OF 20 PAGES

--------------------------------------------------------------------------------
N. Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.***
--------------------------------------------------------------------------------
O. Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.***
--------------------------------------------------------------------------------
P.    Credit Agreement, dated by and between Picchio and National Bank of
      Canada.****
--------------------------------------------------------------------------------
Q. Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****
--------------------------------------------------------------------------------
R. Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****
--------------------------------------------------------------------------------
S.    Commitment Letter, dated February 14, 2005.******
--------------------------------------------------------------------------------
T. Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.******
--------------------------------------------------------------------------------
U. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.
--------------------------------------------------------------------------------
V. Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.*******
--------------------------------------------------------------------------------
W. Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company's registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).
--------------------------------------------------------------------------------
X. Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada.********
--------------------------------------------------------------------------------
Y. Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.**********
--------------------------------------------------------------------------------
Z. Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.**********
--------------------------------------------------------------------------------

---------------

******     Previously filed with Amendment No. 6 to Schedule 13D on February 25,
           2005.

*******    Previously Filed with Amendment No. 7 to Schedule 13D on March 9,
           2005.

********   Previously Filed with Amendment No. 8 to Schedule 13D on April 25,
           2005.

*********  Previously Filed with Amendment No. 9 to Schedule 13D on July 25,
           2005.

********** Previously Filed with Amendment No. 10 to Schedule 13D on January 30,
           2006.

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 20 OF 20 PAGES

--------------------------------------------------------------------------------
AA. Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.**********
--------------------------------------------------------------------------------